November 18, 2021

Elena Stojic, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Build Funds Trust

File Nos. 333-259006 and 811-23732

Dear Ms. Stojic:

Build Funds Trust (the "Registrant") on August 23, 2021 filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Build Bond Innovation ETF (the “Fund”). On September 22, 2021, you provided written comments on the registration statements to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges.

2.	Comment: Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727

bs

Elena Stojic, Esq.

November 18, 2021

Response: The Registrant confirms that the Fund’s Adviser or its affiliate will provide the initial seed capital for the Fund.

3.	Comment: In several areas of your registration statement, we note inconsistent and potentially erroneous disclosures. Please review your filing in its entirety to ensure it is tailored to the Fund’s and Trust’s proposed activities and revise as appropriate.

Response: The Registrant has revised the registration statement to ensure it is tailored to the Fund’s and Trust’s proposed activities.

Prospectus

Front Cover Page

4.	Comment: Please provide the statement concerning the availability of reports to shareholders required by Rule 498(b)(1)(vii) under the Securities Act.

Response: The Registrant declines to add the statement contemplated by Rule 498(b)(1)(vii). The Registrant notes that Rule 498(b)(1)(vii) states, “A statement to the following effect, if applicable….” The Registrant further notes that the requirement for this statement is found in Rule 30e-3. However, this statement is not required if a registrant “first publicly offers its shares on or after January 1, 2021.” Please see Rule 30e-3(i)(1)(i)(B).

Investment Objective

5.	Comment: We note the Fund’s investment objective is to seek capital appreciation and risk mitigation. Given your 80% policy to invest in bonds, please enhance your strategy disclosure to clarify how you seek capital appreciation from portfolio investments.

Response: The Fund seeks to achieve capital appreciation via two sources: (1) total return on the equity call option overlay, which seeks to achieve long-term participation in positive equity market growth while actively managing downside risk exposure, and (2) total return on the Fund’s fixed income allocation, most consistently and durably achieved via yield. While fixed income investors have historically relied on yield as the most consistent source of capital appreciation, the persistent low level of yields obtainable in bonds has made obtaining an acceptable level of capital appreciation via yield alone a near-impossible challenge for most bond investors. Through active management of the option overlay and fixed income risk (interest rate, credit, and issuer risks), the Fund seeks to optimize an improved capital appreciation profile over bonds alone while still operating in the typically lower range of standard deviation of returns that fixed income has historically operated relative to other asset classes. The Registrant has revised the disclosure to reflect this response.

Elena Stojic, Esq.

November 18, 2021

Fee Table, page 3

6.	Comment: Revise the narrative above the fee table to state “[…] buy, hold, and sell” per Item 3 of Form N-1A.

Response: The Registrant has revised the disclosure in question as follows:

The table below describes the fees and expenses that you pay if you buy, hold, and sell shares of the Fund (“Shares”).

Principal Investment Strategies of the Fund, page 4

7.	Comment: In the second sentence of the first paragraph, please explain what “other fixed income instruments” includes with greater specificity.

Response: The Registrant has revised the disclosure in question as follows:

“…the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in bond instruments (“80% investment policy”), directly or by investing in index-based ETFs (collectively, “Underlying Funds”) which invest primarily in bonds and bond instrument securities.”

The Registrant notes that bond instrument securities are defined in the Fund’s principal investment strategy disclosure.

8.	Comment: Please explain supplementally how the Fund determines whether an Underlying Fund is “primarily” invested in bonds and other fixed income securities. Revise to include disclosure, where appropriate, indicating that the Fund will consider the investments of the Underlying Funds when determining compliance with its 80% policy under the Names Rule.

Response: The Fund’s Adviser will review any potential investment for the Fund in an underlying fund and will find that the underlying fund is primarily invested in bonds and bond instrument securities if holdings of that underlying fund are greater than 80% in such securities.

Elena Stojic, Esq.

November 18, 2021

9.	Comment: Please identify the types of underlying assets associated with the Fund’s ABS investments.

Response: The Registrant has revised the disclosure in question to read:

…(vi) consumer asset-backed securities (“ABS”), such as credit card and auto loan receivables…

10.	Comment: Please provide additional detail regarding the Fund’s initial selection universe of fixed income instruments. Please also describe how the Fund identifies and selects investments from its initial universe.

Response: The Registrant has revised the disclosure in question as follows:

The Fund’s adviser identifies potential bond instrument investments by analyzing the issuer’s or Underlying Fund’s liquidity, spread, asset class coverage, sector distribution, tracking error, and fees. The adviser buys securities that it believes offer sufficient credit quality, income and/or capital appreciation and sells them to adjust interest rate risk, allocate assets to a more attractive sector or issuer.

11.	Comment: Please clarify how the Equity Option Overlay Strategy limits downside risk.

Response: The Registrant has revised the disclosure in question as follows:

The Fund invests in a series of call options on the S&P 500 TM Index or an S&P 500 TM Index ETF (collectively, the “Reference Asset”) to provide exposure to positive returns in U.S. Large Cap equities while establishing a known level of maximum downside loss exposure. By investing in a series of call options on the Reference Asset, the Fund’s investment adviser seeks to provide convex exposure to the return profile of the Reference Asset – i.e. the Fund’s exposure to performance of the Reference Asset decreases when its returns are negative, and increases when its returns are positive. The Fund’s option allocation invests exclusively in long call options on the Reference Asset, and does not sell (“write”) call options or cover any option with holdings in the Reference Asset. The option contracts on the Reference Asset may have strike prices above, at, or below the price of the Reference Asset depending on market conditions and the risk management process of the investment adviser.

When the Fund purchases a call option, the Fund has the right, but not the obligation, to buy the underlying Reference Asset at a specified price (strike price) within a specific time period. Because the premiums for a call option purchased by the Fund will typically be a fraction of the value of the Reference Asset, the option enables the Fund to gain greater exposure to the Reference Asset than the amount invested in such options. Consequently, with the call options the Fund seeks to have greater participation in the appreciation of the Reference Asset than it would have by investing the same amounts directly in the Reference Asset, while limiting the maximum loss from such options to the premiums paid.

Elena Stojic, Esq.

November 18, 2021

12.	Comment: Please further explain the concept of “known level of downside risk” in plain English with respect to the Fund’s Equity Options Overlay Strategy.

Response: The Registrant has removed the term in question from the Prospectus.

13.	Comment: The Fund appears to be operating as a fund of funds. Where appropriate, please include disclosure related to Rule 12d1-4 of the Investment Company Act, as applicable.

Response: The Registrant has revised the disclosure where applicable related to Rule 12d1-4.

Principal Risks of Investing in the Fund, page 5-8

14.	Comment: The staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund the remaining risks may be alphabetized. See ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has revised the Fund’s principal investment risks to list “Fixed Income Risk” and “Options Risk” first among the ordered risks.

15.	Comment: In the first sentence of the Active Management Risk, revise to state that decisions are made based on the Adviser’s investment views. (Emphasis added). Clarify throughout this risk factor.

Response: The Registrant has revised the disclosure in question as requested.

16.	Comment: In the last sentence of the Investing in the Underlying Funds risk, please clarify the meaning of the phrase “relative concentration” and consider revising to use a term other than “concentration” given the Fund’s policy not to concentrate. In addition, please consolidate your Underlying Funds Risk into this paragraph by addressing the duplicative fees associated with investing in other funds here.

Elena Stojic, Esq.

November 18, 2021

Response: The Registrant has revised the disclosure in question as follows:

Investing in the Underlying Funds. The investments of the Fund in other ETFs (“Underlying Funds”) are subject to statutory limitations prescribed by the Investment Company Act of 1940, as amended (the “Investment Company Act”), or exemptive relief or regulations thereunder. The Fund’s investment performance is directly related to the investment performance of the Underlying Funds it holds. The Fund is subject to the risk factors associated with the investments of the Underlying ETFs and will be affected by the investment policies and practices of the Underlying Funds in direct proportion to the amount of assets allocated to each. A strategy used by the Underlying Funds may fail to produce the intended results. If the Fund has a large portion of its portfolio in a single Underlying Fund, it may be more susceptible to adverse developments affecting that Underlying Fund, and may be more susceptible to losses because of these developments. The Underlying Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks, but the Adviser expects the principal investments risks of such Underlying Funds will be similar to the risks of investing in the Fund.

17.	Comment: In the Liquidity Risk, please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has revised the disclosure in question as follows:

Liquidation Risk. If a Fund does not grow to a size to permit it to be economically viable, the Fund may cease operations. In such an event, shareholders may be required to liquidate or transfer their Fund shares at an inopportune time and shareholders may lose money and/or be taxed on their investment. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. This adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

18.	Comment: In the Mortgage-back and Asset-backed Securities Risk, please consider whether the Fund’s investments in commercial versus agency MBS present any different risks. Please also consider disclosing any risks associated with the Fund’s investments in ABS that are specific to the underlying assets of those securities.

Response: The Registrant as revised the risk disclosures in question so that Mortgage-backed Securities Risk and Asset-backed Securities Risk are presented as separate risks.

Elena Stojic, Esq.

November 18, 2021

19.	Comment: With respect to the Sector Risk, please identify any sectors in which the Fund anticipates being focused at launch. Please also add corresponding strategy disclosure referencing any such sector focus.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the Fund does not intend to focus on a particular sector. However, the Registrant maintains that Fund’s portfolio may, at times, be focused in securities of a particular sector through its investment process. As such, the Registrant believes the current risk disclosure to be appropriate.

Purchase and Sale of Fund Shares, page 9

20.	Comment: Please state the size of the Fund’s Creation Units in this section.

Response: The Registrant has revised the disclosure to include, “[a] Creation Unit consists of 25,000 Shares.”

21.	Comment: In this section, disclose how to access recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, on the ETF’s website.

Response: The Registrant has revised the disclosure in question to add the following:

Premium/Discount Information

Most investors will buy and sell shares of the Fund in secondary market transactions through brokers at market prices and the Fund’s shares will trade at market prices. The market price of shares of the Fund may be greater than, equal to, or less than NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of shares of the Fund.

Information regarding how often Shares of the Fund traded on the Exchange at a price above (i.e., at a premium) or below (i.e., at a discount) the NAV of the Fund during the past four calendar quarters, or since inception, as applicable, can be found at the Fund’s website at http://www.[ ].com.

Payments to Broker-Dealers and Other Financial Intermediaries, page 9

22.	Comment: Please include the phrase “(such as a bank)” in this disclosure, consistent with the disclosure required by Item 8 of Form N-1A.

Response: The Registrant has revised the disclosure in question as requested.

Elena Stojic, Esq.

November 18, 2021

Additional Information about Investment Strategies, pages 9-10

23.	Comment: Per Item 9(a) of Form N-1A, state the number of days’ notice that Fund will provide to shareholders of a change in objective.

Response: The Registrant has revised the disclosure in question by adding the following:

Changes in Investment Objective or Policies

The Fund’s Board of Trustees (the “Board”) may change the Fund’s investment objective and/or its 80% policy without shareholder approval upon 60 days’ written notice to shareholders. The Fund’s other investment policies and strategies may be changed by the Board without shareholder approval unless otherwise provided in this prospectus or in the Statement of Additional Information.

24.	Comment: Please identify the Fund’s Names Rule policy as a fundamental or non-fundamental policy. If the Fund’s Names Rule policy is non-fundamental, provide the number of days’ notice that the Fund will provide shareholders of a change.

Response: The Registrant confirms that the Fund’s Names Rule policy is non-fundamental. Please see the response to Comment 23 above.

Additional Information about the Fund’s Principal Risks, page 10-15

25.	Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. Please revise as appropriate.

Response: The Registrant has reviewed the disclosure in question and believes that the disclosure under the “Equity Option Overlay Strategy” section is sufficiently detailed and appropriately tailored for this part of the Fund’s principal investment strategy. In addition, the Registrant believes that the Prospectus as drafted provides potential shareholders with the appropriate risk disclosures associated with the Fund’s proposed use of derivatives.

26.	Comment: Please disclose the Absence of Prior Active Market risk prominently among the principal risks in the Summary Prospectus.

Elena Stojic, Esq.

November 18, 2021

Response: The Registrant has added the following risk disclosure to the Fund’s summary principal investment risk section:

Absence of Prior Active Market. While the Fund’s Shares are listed on the Fund’s listing exchange, there can be no assurance that active trading markets for the Shares will be maintained. Further, secondary markets may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods in times of market stress because market makers and APs may step away from making a market in the Shares and in executing creation and redemption orders, which could cause a material deviation in the Fund’s market price from its NAV.

Management of the Fund, page 17

27.	Comment: In the second sentence of the second paragraph, please revise to clarify the meaning of the phrase “[…] what is essentially an all-in fee structure.”

Response: The Registrant has revised the disclosure in question to read: “…what is a unitary fee structure.”

28.	Comment: Please clarify why the Fund has included references to a sub-adviser in the third paragraph of this section. If the Adviser intends to use a sub-adviser, please provide the sub-adviser’s fee here and revise disclosure throughout to reflect that the Adviser intends to use a sub-adviser.

Response: The Registrant confirms that the Fund does not intend to use a sub-adviser and has removed all references to the contrary.

Statement of Additional Information

29.	Comment: Please revise the Statement of Additional Information throughout to more closely tailor the disclosure to the Fund’s anticipated strategy, investments and the risks it is likely to face. For example, please consider revising the following disclosure, and other similar disclosure, as appropriate:

●	On page 22, please identify the types of futures the Fund may invest in based on its current SAI disclosure.

●	On page 27 under “Management Risk,” please consider whether the index replication-related disclosure is relevant to this Fund.

●	On page 27 under “Market Risk,” please explain why the Fund “involves risks similar to those of investing in any fund of equity securities” given the Fund’s stated strategy to invest 90% of its assets in fixed income instruments.

Elena Stojic, Esq.

November 18, 2021

●	On page 36 under “Short Sales,” the disclosure states that the Fund “may engage regularly in short sales transactions.” Please explain the meaning of “may engage regularly” given that investing in short sales is not a stated principal strategy of the Fund.

These are examples only. Please review your filing in its entirety to ensure it is tailored to the Fund’s and the Trust’s proposed activities and revise as appropriate.

Response: The Registrant has reviewed and revised the disclosure to more closely tailor to the Fund’s anticipated strategy, investments, and the risks it is likely to face.

General Description of the Trust, page 1

30.	Comment: The Fund’s disclosure states that the Fund “generally offers and issues Shares in exchange for the deposit or delivery of cash…[but the Fund reserves] the right to, in certain circumstances, permit or require the exchange of Creation Units partially or solely for securities in the Fund’s portfolio.” Later, the Fund states “Shares are also redeemable only in Creation Unit aggregations primarily for a basket of Deposit Securities together with a Cash Component.” Please revise this paragraph for clarity. For example, consider addressing how the Fund will generally compose Creation Units for sales and redemptions, and then discuss the exceptions to this general policy, including the circumstances under which the Fund would typically apply an exception. To the extent that cash transactions will result in the Fund incurring brokerages, tax, or other expenses not typically associated with exchange-traded funds, please ensure your disclosure addresses that, in appropriate locations.

Response: The Registrant has revised the disclosure in question for clarity. The Registrant further notes that all tax disclosure related to the Fund’s issuance and redemption of Creation Units is found under the appropriate taxation sections later in the SAI.

Investment Restrictions and Policies, page 41

31.	Comment: In the Fund’s policy not to concentrate, please clarify that the Fund will consider publicly available information about the Underlying Funds, such as Underlying Funds’ concentration policies and any 80% Names Rule policies, for purposes of determining its compliance with this restriction.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant is not aware of any requirement within the Investment Company Act of 1940 or the rules promulgated thereunder that the Fund consider publicly available information about the Underlying Funds, including concentration policies and any 80% Names Rule policies, for the purposes of determining its compliance with this restriction.

Elena Stojic, Esq.

November 18, 2021

Management and Other Service Providers – Investment Adviser, page 49

32.	Comment: Please revise to include disclosure regarding termination of the Adviser by the Fund’s board or shareholders and the renewal process.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that Item 19 of Form N-1A does not require the inclusion of disclosure regarding termination of the Adviser by the Fund’s board or shareholders and the renewal process.

Part C: Other Information

33.	Comment: Please confirm compliance with the FAST Act.

Response: The Registrant confirms that it will comply with all FAST Act requirements.

34.	Comment: Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item 28.

Response: The Registrant acknowledges.

ACCOUNTING COMMENTS

35.	Comment: Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Response: The Registrant will include the required financial statements in a subsequent amendment to its registration statement.

Elena Stojic, Esq.

November 18, 2021

Should you have any questions concerning this response, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	John Ruth, Build Funds Trust